Annual Shareholder Meeting Results

PCM Fund, Inc., PIMCO Income Opportunity Fund and PIMCO
Dynamic Credit and Mortgage Income Fund (formerly, PIMCO
Dynamic Credit IncomeFund) held their annual meetings of shareholders on April 29, 2016. Shareholders voted as indicated below:

PIMCO Dynamic Credit and Mortgage Income Fund (formerly, PIMCO
Dynamic Credit Income Fund)

Re-election of Deborah A. DeCotis-Class III to serve until the annual Meeting held during the 2018-2019 fiscal year
                         Withheld
Affirmative             Authority
110,435,932             5,125,445

Re-election of John C. Maney (Interested Trustee) -Class III to serve until the annual Meeting held during the 2018-2019 fiscal year
110,502,230             5,059,148

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K.
Gallagher, James A.Jacobson, William B. Ogden, IV, Alan Rappaport and Craig A. Dawson continued to serve as Trustees of the Fund.